Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 10, 2018 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 10, 2018. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, 3, and 4 below:

1.	Election of Directors

Each of the nine nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	86,911,283	97.60	2,139,941	2.40
Richard C. Bradeen	88,774,884	99.69	276,340	0.31
Delores M. Etter	81,225,876	91.21	7,825,348	8.79
Robert J. Gomes	88,056,839	98.88	994,385	1.12
Susan E. Hartman	77,756,939	87.32	11,294,285	12.68
Gordon A. Johnston	88,233,273	99.08	817,951	0.92
Aram H. Keith	78,465,839	88.11	10,585,385	11.89
Donald J. Lowry	80,870,126	90.81	8,181,098	9.19
Marie-Lucie Morin	81,251,661	91.24	7,799,563	8.76

2.	Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
85,445,323	94.95	4,546,690	5.05

3.	Approval of By-law No. 2

Shareholders approved By-law No. 2 which sets out advance notice requirements for director nominations as described more particularly in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
87,441,860	98.19	1,609,309	1.81

4.	Non-binding Advisory Vote on Executive Compensation

On an advisory basis the Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
78,423,538	88.07	10,627,686	11.93